FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16 of

the Securities Exchange Act of 1934

For the month of January 2005

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.

Form 20–F ☑                     Form 40–F ☐

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):

Yes ☐                     No ☑

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):

Yes ☐                     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):
82–

Press Release
SIGNATURES

PFEIFFER VACUUM TECHNOLOGY AG

Press Release

Pfeiffer Vacuum terminates venture into DVD business

Asslar, Germany, January 26, 2005. Pfeiffer Vacuum, a leading manufacturer of high-quality vacuum pumps, vacuum gauges, mass spectrometers and complete vacuum systems, is terminating its activities in the field of DVD systems.

As coordinated with the Supervisory Board, the Management Board has decided to terminate this sideline activity, as DVD business has been the sole line of business in the corporate group to incur losses over the course of the past three years.
This means that Pfeiffer Vacuum will again be focusing on its highly profitable core business.

The withdrawal from DVD systems business will also eliminate the competitive situation that has existed with major manufacturers of DVD systems. This will enable Pfeiffer Vacuum to further expand its sales of vacuum pumps and gauges in this sector.

Around 50 employees of Pfeiffer Vacuum Systems GmbH were terminated with proper notice. They received settlements under a social plan.

As a result of the social plan and the necessary write-offs, the impact of the withdrawal from DVD business on the company’s 2004 operating profit will be in the high single-digit million-euro range. The total expense will be fully incorporated in the financial statements for the year 2004.

The company expects to publish preliminary numbers on consolidated 2004 sales and EBIT on February 9, 2005. The full, audited annual results will be announced at a financial press conference on March 30, 2005.

Except for historical information contained herein, the statements made in this release constitute forward looking statements that involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward looking statements, including those risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission.

Contact:

Pfeiffer Vacuum Technology AG	Pfeiffer Vacuum US Media Contact:
Investor Relations	Pfeiffer Vacuum, Inc.
Gudrun Geissler	Mike Monroe
Phone +49 (0) 6441 802 314	Phone +1 603 578 6500
Fax +49 (0) 6441 802 365	Fax +1 603 578 6550
e.mail Gudrun.Geissler@pfeiffer-vacuum.de	Mike.Monroe@pfeiffer-vacuum.com

3

PFEIFFER VACUUM TECHNOLOGY AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 26, 2005

PFEIFFER VACUUM TECHNOLOGY AG
By:	/s/ Wolfgang Dondorf
Wolfgang Dondorf
Chief Executive Officer

By:	/s/ Manfred Bender
Manfred Bender
Chief Financial Officer

4